SilverCrest Announces Closing of Equity Participation Right by SSR Mining

TSX-V: SIL | NYSE American: SILV               For Immediate Release

VANCOUVER, BC - August 19, 2019 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that it has closed the private placement with SSR Mining Inc. ("SSR Mining") previously announced on July 23, 2019 pursuant to which SSR Mining elected to exercise its equity participation right to maintain a 9.9% interest in SilverCrest.

SSR Mining purchased 780,000 common shares of the Company at a price of C$5.85 per share for a total investment of C$4,563,000. The common shares have a statutory hold period of four months and one day expiring December 17, 2019. The private placement remains subject to final approval of the TSX Venture Exchange.

N. Eric Fier, CPG, P.Eng and CEO commented, "We are pleased that SSR Mining has elected to exercise its equity participation right and maintain its 9.9% holding in SilverCrest. This further investment by SSR Mining is an important endorsement of the Las Chispas project from a mining company that has an established reputation and track record of financial discipline and operating performance."

With the closing of the bought deal public offering (see news release dated August 15, 2019) and exercise by SSR Mining of its equity participation right, SilverCrest has C$49 million of cash and is in a robust financial position to advance the Las Chispas Project in Sonora, Mexico.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD‐LOOKING STATEMENTS

This news release contains "forward‐looking statements" within the meaning of Canadian securities legislation. Such forward‐looking statements concern the intended use of proceeds of the bought deal public offering and the private placement. Such forward‐looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures, requirement for additional funds; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; requirement for additional funds; and general market and industry conditions. Forward‐looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward‐looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.